Mail Stop 4561

February 2, 2009

Richard D. Levy
Executive Vice President and Controller
Wells Fargo & Company
420 Montgomery Street
San Francisco, California 94104

      RE: **Wells Fargo & Company**
               Form 8-K
               Filed January 28, 2009
               File No. 001-02979

Dear Mr. Levy,

      We have reviewed your filing and have the following comments. Where indicated, we think you should amend your document in response to these comments or provide information in a new Form 8-K. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note your disclosure of the metric "Allowance as a % of nonperforming loans" on page three of your press release. It appears the numerator of this metric (Allowance for Loan Losses) includes both the legacy Wells Fargo allowance for loan losses as well as the legacy Wachovia allowance for loans losses that was brought over during the application of purchase accounting and through a conforming adjustment provision during the fourth quarter. However, it appears that the denominator of metric (Nonperforming Loans) excludes the nonperforming loans of Wachovia, which may be due to your interpretation of the guidance in SOP 03-3 which was applied to certain of the loans acquired from Wachovia.

Given the material effect on this metric, please revise to discuss the effect of the Wachovia transaction on this metric. In this regard, the following clarifications would be helpful and appear necessary to explain the effects of your policies for classifying loans as nonperforming and the effects of purchase accounting on this metric:

a. Disclosure that the nonperforming loans acquired from Wachovia are excluded from the denominator of the calculation notwithstanding the fact that they were classified as nonperforming by Wachovia prior to the closing of the transaction on December 31, 2008.

b. Disclosure that judgment is required in evaluating whether nonperforming loans acquired from Wachovia and accounted for under SOP 03-3 should be classified as nonperforming upon acquisition, your conclusion that they should not, the basis in the accounting literature for your conclusion, and disclosure that other companies may reach a different conclusion.

c. Disclosure of the amount of non-performing loans acquired from Wachovia and excluded from the denominator of the calculation. You may also wish to enhance your disclosure to provide a more fulsome discussion of why there is no associated allowance for loan losses for these loans.

d. Given that the Wachovia acquisition closed on December 31, 2008, you may wish to provide disclosure of this metric excluding the Wachovia transaction to more clearly show the trends on the historical Wells Fargo results. Additionally, you may wish to disclose the amount of nonperforming loans at Wachovia immediately prior to acquisition and trends experienced during the year and quarter. Regardless of whether you choose to make such disclosures, you should provide a narrative to describe limitations of the metric to reflect the deteriorating credit quality actually experienced in the fourth quarter of 2008 at both Wells Fargo and Wachovia.

2. We note your disclosure of total nonperforming assets and the ratio of nonperforming assets to total loans on page eight of your press release. Similar to the points noted in comment one above, it appears that nonperforming assets exclude the nonperforming loans acquired from Wachovia, which may be due to your interpretation of the guidance in SOP 03-3 which was applied to certain of the loans acquired from Wachovia. Given the material effect on these metrics, please revise to discuss the effect of the Wachovia transaction on these metrics. The disclosures should provide similar information as the points noted in the comment above, and should make clear that notwithstanding the fact that the ratio of total nonperforming loans to total loans shows a 47% decrease from September

30, 2008 to December 31, 2008 (1.53% at September 30 versus 1.04% at December 31st), problem loans are not decreasing, hence the substantial increase in provisions for loan losses recorded during the fourth quarter of 2008.

3.   We note your disclosure on page nine of your press release that loans acquired from Wachovia and accounted for under SOP 03-3 are still accruing at December 31, 2008.   We note the guidance in paragraph 6 of SOP 03-3 that indicates that recognition of income under SOP 03-3 is dependent on having a reasonable expectation about the timing and amount of cash flows expected to be collected. The SOP notes that if the timing of either a sale of the loan into the secondary market or a sale of loan collateral in essentially the same condition as received upon foreclosure is indeterminate, the investor likely does not have the information necessary to compute the yield and should cease recognizing income on the loan. Given the nature of the loans (substantially the Pick-a-Pay portfolio), the nature of current economic conditions and your disclosure on page eight that you will continue to hold more nonperforming assets on your balance sheet as it is currently the most economic option available, please tell us and revise to disclose how you determined that you can reasonably estimate the timing and amount of cash flows to be collected.

4.   We note your disclosure on page nine of your press release that you have excluded loans acquired from Wachovia and accounted for under SOP 03-3 from the 90 days past due and still accruing table due to the fact that these loans are not expected to negatively impact the income statement in future periods. Please revise to provide additional detail for why you exclude these loans from the table considering that inclusion in the table would appear to meet the objective of the table and considering that loans 90 days or more past due that are well-secured and in the process of collection are similarly not expected to negatively impact the income statement in future periods but are included in the table.

5.   We note your disclosure of total nonperforming assets at December 31, 2008 ($9.0 billion) on page eight of your press release. Please confirm that this metric contains the balance of Other Real Estate Owned acquired from Wachovia. If not, please revise to include this amount in nonperforming assets or revise to clarify that this amount is excluded and provide an explanation.

6.   Please tell us and revise to describe why you do not include "Loans 90 Days or More Past Due and Still Accruing" as a subset of total nonperforming assets. Please revise to describe each type of loan included in this category and differentiate them from nonperforming assets.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief